SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer on Form 6-K furnished by Woori Financial Group Inc. (“Woori Financial Group”) to the Securities and Exchange Commission on March 7, 2022 under the title “Convocation Notice of the Annual General Meeting of Shareholders” (the “Original Report”) solely to correct the number of directors for fiscal year 2022 appearing in Agendum 6 therein. This Amended Report amends Agendum 6 of the Original Report as follows:

	6. Approval of directors’ compensation limit
Prior to amendment	Item	2022
	Number of Directors (Number of Outside Directors)	8(6)

	6. Approval of directors’ compensation limit
As amended	Item	2022
	Number of Directors (Number of Outside Directors)	9(7)

The entirety of the Original Report, as amended by the Amended Report, is set forth below:

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

March 7, 2022

To Shareholders:

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of Woori Financial Group (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Tae Seung Son Chief Executive Officer Woori Financial Group 51, Sogong-ro, Jung-gu Seoul 04632, Korea

Description

1. Date and Time	March 25, 2022; 10 A.M. (Local time)

2. Venue	Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

3. Agenda

1. Approval of financial statements for the fiscal year 2021

2. Approval of amendments to the Articles of Incorporation

3. Appointment of directors (4 outside directors, 1 non-standing director)

- 3-1 Candidate for outside director : Soo-Young Song

- 3-2 Candidate for outside director : Sung-Tae Ro

- 3-3 Candidate for outside director : Sang-Yong Park

- 3-4 Candidate for outside director : Dong-Woo Chang

- 3-5 Candidate for non-standing director : Won-Duk Lee

4. Appointment of outside director who will serve as an Audit Committee Member

- Candidate for outside director who will serve as an Audit Committee Member :

  Chan-Hyoung Chung

5. Appointment of Audit Committee Members who are outside directors

- 5-1 Candidate for Audit Committee Member who is an outside director :

 Sung-Tae Ro

- 5-2 Candidate for Audit Committee Member who is an outside director :

 Dong-Woo Chang

6. Approval of the maximum limit on directors’ compensation

Reference Document for the Exercise of Voting Rights

1. Approval of financial statements for the fiscal year 2021

Please refer to Appendix A.

The consolidated and separate financial statements in Appendix A have not yet been audited and are subject to change. For the audited financial statements, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as exhibits to a future Form 6-K.

2. Approval of amendments to the Articles of Incorporation (the “AOI”)

Please refer to Appendix B.

3. Appointment of directors

[ Details of Director Candidates ]

	Name	Date of Birth	Director Classification	Whether Directors who are member of the Audit Committee are elected separately	Relationship with the Majority Shareholder	Recommended by
3-1	Soo-Young Song	Oct. 2, 1980	Outside Director	No	None	Committee for Recommending Executive Officer Candidates

3-2	Sung-Tae Ro	Sep. 3, 1946	Outside Director	No	None	Committee for Recommending Executive Officer Candidates

3-3	Sang-Yong Park	Feb. 21, 1951	Outside Director	No	None	Committee for Recommending Executive Officer Candidates

3-4	Dong-Woo Chang	Jan. 21,1967	Outside Director	No	None	Committee for Recommending Executive Officer Candidates

3-5	Won-Duk Lee	Jan. 15, 1962	Non-standing Director	No	None	Board of Directors

1)	The term of the outside director candidate Soo-Young Song is from the end of the AGM for FY2021 to the end of the AGM for FY2023
2)	The terms of the outside director candidates Sung-Tae Ro, Sang-Yong Park and Dong-Woo Chang are from the end of the AGM for FY2021 to the end of the AGM for FY2022
3)	The term of the non-standing director candidate Won-Duk Lee is from the end of the AGM for FY2021 to Dec. 31, 2023

[ Experience ]

	Name	Career Highlights		Transactions with the Company within the past three years
3-1	Soo-Young Song	2021- Current	- Steering Committee member, Steering Committee of ESG Support Project for Corporate Partnership, Korea Commission for Corporate Partnership	768.9 million Won Note1)
		2019-Current	- Advisory attorney, Center for Creative Economy and Innovation, Ministry of Justice
		2010-Current	- Partner, Shin & Kim LLC
		2010	- Completion of the 29th Judicial Research and Training Institute Program

3-2	Sung-Tae Ro	2019-Current	- Outside Director, Woori Financial Group (Chairman of the Board of Directors & the Board ESG Management Committee)	None
		2018-Current	- Chairperson, Samsung Dream Scholarship Foundation
		2017-Current	- Outside Director, Woori Bank (Chairman of the Board Risk Management Committee)
		2012-2014	- Advisor, Hanwha Life Insurance Co., Ltd
		2007-2012	- President, Hanwha Life Economic Research Institute

3-3	Sang-Yong Park	2019-Current	- Outside director, Woori Financial Group (Chairman of the Board Risk Management Committee & the Committee for Internal Control Management)	None
		2018-Current	- Auditor, Educational Foundation of Yonsei University
		2017-Current	- Outside Director, Woori Bank (Chairman of the Board of Directors)
		2016-Current	- Director, Seoul Financial Forum
		2013-2015	- Civilian Chair, Public Fund Oversight Committee
		2009-2012	- Professor and Dean, School of Business & Graduate school of Business, Yonsei University

3-4	Dong-Woo Chang	2019-Current	- Outside Director, Woori Financial Group (Chairman of the Committee for Recommending Executive Officer Candidates)	None
		2017-2018	- Outside Director, Woori Bank (Chairman of the Officer Candidate Recommendation Committee)
		2003-Current	- CEO, IMM Investment Corp.

3-5	Won-Duk Lee	2021-Current	- Senior Deputy President, Woori Financial Group	None
		2020-2021	- Deputy President, Strategy Planning Unit, Woori Financial Group
		2018-2020	- Executive Vice President, Management and Finance Planning Group, Woori Bank
		2017-2018	- Managing Director, Management and Finance Planning Group, Woori Bank
		2017-2017	- Managing Director, Future Strategy Division, Woori Bank
		2014-2017	- Senior General Manager, Future Strategy Department, Woori Bank

Note1) The above transactions do not fall under the grounds for disqualification of outside director under the Act on Corporate Governance of Financial Companies

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
3-1	Soo-Young Song	None	None	None

3-2	Sung-Tae Ro	None	None	None

3-3	Sang-Yong Park	None	None	None

3-4	Dong-Woo Chang	None	None	None

3-5	Won-Duk Lee	None	None	None

[ Execution Plan of Candidates (for appointment of outside directors only) ]

• Candidate: Soo-Young Song

1) Expertise

- As a lawyer, this candidate will contribute to the development of Woori Financial Group as a legal expert who actively provides advice about laws on ESG and financial institutions, including the Financial Investment Service and Capital Markets Act.

2) Independence

- This candidate will perform her duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

- In order to achieve the vision of Woori Financial Group, this candidate will faithfully make proposals for the advancement of the Company and carry out internal control supervision activities based on her independence and expertise.

• Candidate: Sung-Tae Ro

1) Expertise

- With a Ph.D.in economics, this candidate is an expert in the field of economics who served as the president of the Korea Economic Research Institute, and will contribute to the development of Woori Financial Group based on such expertise.

2) Independence

- This candidate will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

- In order to achieve the vision of Woori Financial Group, this candidate will faithfully make proposals for the advancement of the Company and carry out internal control supervision activities based on his independence and expertise.

• Candidate: Sang-Yong Park

1) Expertise

- With a Ph.D. in business administration, this candidate is an expert in the field of business management who has worked as a professor in the Department of Business Administration at Yonsei University for more than 30 years. He is also an expert in the field of governance, having served as a civilian chair of the Public Fund Oversight Committee. He will contribute to the development of Woori Financial Group based on such experience.

2) Independence

- This candidate will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

- In order to achieve the vision of Woori Financial Group, this candidate will faithfully make proposals for the advancement of the Company and carry out internal control supervision activities based on his independence and expertise.

• Candidate: Dong-Woo Chang

1) Expertise

- This candidate is a certified public accountant and is an expert in the field of accounting. As the CEO of IMM Investment Corp., he has successfully led a number of corporate investments, and he will contribute to the development of Woori Financial Group based on such experience.

2) Independence

- This candidate will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

- In order to achieve the vision of Woori Financial Group, this candidate will faithfully make proposals for the advancement of the Company and carry out internal control supervision activities based on his independence and expertise.

[ Reasons for recommendation by the Board of Directors (the “Board”) ]

• Candidate: Soo-Young Song

- This candidate graduated from Seoul National University with degrees in business administration and law and has worked as an associate at Samsung Securities. She is currently a partner at Shin & Kim LLC as a legal and ESG expert, particularly in the fields of finance and ESG. She has extensive experience in ESG strategy and ESG investment for domestic and foreign companies such as participating as a committee member of the Steering Committee of the ESG Support Project for Corporate Partnership in the Korea Commission for Corporate Partnership. She is recommended as an outside director to strengthen the Board’s collective professionalism in the fields of law and ESG. As a female candidate to the Board, she is also expected to enhance its gender diversity. She is also expected to greatly contribute to the development of the Company as a young candidate who can carefully examine and empathize with the Group’s ESG management advancement, digital transformation and MZ target marketing.

• Candidate: Sung-Tae Ro

- This candidate holds a Ph.D. in economics and is an expert in the field of economics who served as the president of the Korea Economic Research Institute. He is expected to contribute to the development of Woori Financial Group based on his abundant work experience, knowledge and insight. He is recommended for re-appointment as an outside director, as he played a central role in leading the Board and promoting unity as the chairman of the Board for the past three years.

• Candidate: Sang-Yong Park

- This candidate holds a Ph.D. in business administration and is an expert in the field of business management. He has worked as a professor in the Department of Business Administration at Yonsei University for more than 30 years, and has served as an outside director at numerous institutions. He is recommended for re-appointment as an outside director, as he played a major role in advancing Woori Financial Group’s governance structure and improving the operation of the Board during his tenure as outside director, and is expected to contribute to enhancing corporate value in the future as an expert on governance, having served as the civilian chair of the Public Fund Oversight Committee.

• Candidate: Dong-Woo Chang

- This candidate, as a certified public accountant, is an expert in the field of accounting with many years of experience working at an accounting firm and has successfully led a number of corporate investments with excellent analysis and insight while serving as the CEO of IMM Investment Corp. He is recommended for re-appointment as an outside director, as he made great contributions to enhancing the expertise of the Board by expressing his professional opinions on entering into new business areas and conducting M&A, based on his deep insight and his experiences.

• Candidate: Won-Duk Lee

- This candidate is currently in charge of the overall corporate business including strategy and finance as the Senior Deputy President. The candidate previously served as the General Manager of the Treasury Department and the Senior General Manager of the Future Strategy Department, and served as the Executive Vice President of Woori Bank’s Management and Finance Planning Group(CFO) from December 2018 to February 2020. He has served as a standing director of Woori Financial Group since March 2020 and has contributed to the Board’s development by acting as a bridge between the management and the Board to facilitate their communications and enhance the Board’s ability to make decisions. He has been internally appointed as the President and CEO of Woori Bank in Feb. 2022 and is recommended as a non-standing director as he is expected to contribute to enhancing corporate value.

4. Appointment of outside director who will serve as Audit Committee Member

[ Details of Director Candidates ]

	Name	Date of Birth	Director Classification	Whether Directors who are member of the Audit Committee are elected separately	Relationship with the Majority Shareholder	Recommended by
4-1	Chan-Hyoung Chung	Feb. 15, 1956	Outside Director	Elected separately	None	Committee for Recommending Executive Officer Candidates

1)	The term of the outside director candidate Chan-Hyoung Chung is from the end of the AGM for FY2021 to the end of the AGM for FY2022

[ Experience ]

	Name	Career Highlights		Transactions with the Company within the past three years
4-1	Chan-Hyoung Chung	2019-Current	- Outside Director, Woori Financial Group (Chairman of the Audit Committee & the Compensation Committee)	None
		2018- Current	- Outside Director, Woori Bank (Chairman of the Audit Committee)
		2018-2019	- Advisor, POSCO Capital
		2015-2018	- CEO, POSCO Capital
		2015-2015	- Vice Chairman, Korea Investment Management
		2007-2014	- CEO and President, Korea Investment Management

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
4-1	Chan-Hyoung Chung	None	None	None

[ Execution Plan of Candidates (for appointment of outside directors only) ]

• Candidate: Chan-Hyoung Chung

1) Expertise

- This candidate has an excellent understanding and deep knowledge of the financial industry based on his long experience as a corporate manager, and will contribute to the development of Woori Financial Group based on such expertise.

2) Independence

- This candidate will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

- In order to achieve the vision of Woori Financial Group, this candidate will faithfully make proposals for the advancement of the Company and carry out internal control supervision activities based on his independence and expertise.

[ Reasons for recommendation by the Board ]

• Candidate: Chan-Hyoung Chung

- This candidate has a deep knowledge and an excellent understanding of overall financial sector based on his deep insights and long experience as a corporate manager and has contributed significantly to the Company’s development by presenting balanced opinion and drawing reasonable conclusion related to current financial and management issues. Recommended for re-appointment as an outside director, as he is expected to play a central role in enhancing the corporate value in the future.

• The appointment of the outside director above is a separate agenda item from the appointment of other directors in accordance with Article 19, Clause 5 of Act on Corporate Governance of Financial Companies.

5. Appointment of Audit Committee Members who are outside directors

[ Details of Director Candidates ]

	Name	Date of Birth	Director Classification	Whether Directors who are member of the Audit Committee are elected separately	Relationship with the Majority Shareholder	Recommended by
5-1	Sung-Tae Ro	Sep. 3,1946	Outside Director	No	None	Committee for Recommending Executive Officer Candidates

5-2	Dong-Woo Chang	Jan. 21,1967	Outside Director	No	None	Committee for Recommending Executive Officer Candidates

1)	The terms of the Audit Committee member candidates Sung-Tae Ro and Dong-Woo Chang are from the end of the AGM for FY2021 to the end of the AGM for FY2022

[ Experience ]

	Name	Career Highlights		Transactions with the Company within the past three years
5-1	Sung-Tae Ro	2019-Current	- Outside Director, Woori Financial Group (Chairman of the Board of Directors & the Board ESG Management Committee)	None
		2018-Current	- Chairperson, Samsung Dream Scholarship Foundation
		2017-Current	- Outside Director, Woori Bank (Chairman of the Board Risk Management Committee)
		2012-2014	- Advisor, Hanwha Life Insurance Co., Ltd
		2007-2012	- President, Hanwha Life Economic Research Institute

5-2	Dong-Woo Chang	2019-Current	- Outside Director, Woori Financial Group (Chairman of the Committee for Recommending Executive Officer Candidates)	None
		2017-2018	- Outside Director, Woori Bank (Chairman of the Officer Candidate Recommendation Committee)
		2003-Current	- CEO, IMM Investment Corp.

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
5-1	Sung-Tae Ro	None	None	None

5-2	Dong-Woo Chang	None	None	None

[ Execution Plan of Candidates (for appointment of outside directors only) ]

• Candidate: Sung-Tae Ro

1) Expertise

- With a Ph.D.in economics, this candidate is an expert in the field of economics who served as the president of the Korea Economic Research Institute and will contribute to the development of Woori Financial Group based on such expertise.

2) Independence

- This candidate will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

- In order to achieve the vision of Woori Financial Group, this candidate will faithfully make proposals for the advancement of the Company and carry out internal control supervision activities based on his independence and expertise.

• Candidate: Dong-Woo Chang

1) Expertise

- This candidate is a certified public accountant and is an expert in the field of accounting. As the CEO of IMM Investment Corp., he has successfully led a number of corporate investments and he will contribute to the development of Woori Financial Group base on his experience.

2) Independence

- This candidate will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

- In order to achieve the vision of Woori Financial Group, this candidate will faithfully make proposals for the advancement of the Company and carry out internal control supervision activities based on his independence and expertise.

[ Reasons for recommendation by the Board ]

• Candidate: Sung-Tae Ro

-This candidate holds a Ph.D. in economics and is an expert in the field of economics who served as the president of the Korea Economic Research Institute. He is expected to contribute to the development of Woori Financial Group based on his abundant work experience, knowledge and insight. He is recommended for re-appointment as an outside director, as he played a central role in leading the Board and promoting unity as the chairman of the Board for the past three years.

• Candidate: Dong-Woo Chang

- This candidate, as a certified public accountant, is an expert in the field of accounting with many years of experience working at an accounting firm and has successfully led a number of corporate investments with excellent analysis and insight while serving as the CEO of IMM Investment Corp. He is recommended for re-appointment as an outside director, as he made great contributions to enhancing the expertise of the Board by expressing his professional opinions on entering into new business areas and conducting M&A, based on his deep insight and his experiences.

6. Approval of directors’ compensation limit

Item	2022	2021
Number of Directors (Number of Outside Directors)	9 (7)	9 (6)

Compensation Limit

3.2 billion Won

*  In 2022, we will also operate a performance-linked stock-based compensation system separate from the compensation limit, and the amount of such payment will be finalized and paid in 2026 according to the achievement rates of certain long-term performance evaluation indicators (e.g., relative shareholder returns, ROE, net profit, NPL ratio) relative to their respective target goals, for the next 4 years.

3.2 billion Won

*  In 2021, we also operated a performance-linked stock-based compensation system separate from the amounts above, and the amount of such payment will be finalized and paid in 2025 according to the achievement rates of certain long-term performance evaluation indicators (e.g., relative shareholder returns, ROE, net profit, NPL ratio) relative to their respective target goals, for the next 4 years.

Total Compensation	N/A	1.9 billion Won

Note1) Allocation within the total compensation limit delegated to the Board (Board Compensation Committee).

Note2) Performance-linked stock-based compensation excluded from the compensation limit.

Appendix A. Financial Statements for FY2021

For further information, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K. The Audit Reports will be available on the U.S. Securities and Exchange Commission website at www.sec.gov.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021 AND 2020

	December 31, 2021	December 31, 2020

	(Korean Won in millions)
ASSETS
Cash and cash equivalents	7,565,818	9,990,983
Financial assets at fair value through profit or loss (“FVTPL”)	13,497,234	14,762,941
Financial assets at fair value through other comprehensive income (“FVTOCI”)	39,119,789	30,028,929
Securities at amortized cost	17,086,274	17,020,839
Loans and other financial assets at amortized cost	361,932,872	320,106,078
Investments in joint ventures and associates	1,335,167	993,291
Investment properties	389,495	387,464
Premises and equipment	3,174,720	3,287,198
Intangible assets	785,386	792,077
Assets held for sale	26,327	60,002
Net defined benefit asset	21,346	5,658
Current tax assets	22,598	75,655
Deferred tax assets	31,131	46,088
Derivative assets (Designated for hedging)	106,764	174,820
Other assets	2,088,950	1,348,994

Total assets	447,183,871	399,081,017

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”)	4,873,458	6,813,822
Deposits due to customers	317,899,871	291,477,279
Borrowings	24,755,459	20,745,466
Debentures	44,653,864	37,479,358
Provisions	576,134	501,643
Net defined benefit liability	47,986	52,237
Current tax liabilities	584,491	370,718
Deferred tax liabilities	186,946	160,250
Derivative liabilities (Designated for hedging)	27,584	64,769
Other financial liabilities	24,171,030	14,215,817
Other liabilities	556,853	473,813

Total liabilities	418,333,676	372,355,172

(Continued)

WOORI FINANCIAL GROUP INC.AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021 AND 2020 (CONTINUED)

	December 31, 2021	December 31, 2020

	(Korean Won in millions)
EQUITY
Owners’ equity
Capital stock	3,640,303	3,611,338
Hybrid securities	2,294,381	1,895,366
Capital surplus	682,385	626,111
Other equity	(2,167,614)	(2,347,472)
Retained earnings	21,392,564	19,268,265

	25,842,019	23,053,608

Non-controlling interests	3,008,176	3,672,237

Total equity	28,850,195	26,725,845

Total liabilities and equity	447,183,871	399,081,017

WOORI FINANCIAL GROUP INC.AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

	(Korean Won in millions)
Interest income	9,894,749	9,523,853
Financial assets at FVTPL	45,803	48,612
Financial assets at FVTOCI	381,814	437,527
Financial assets at amortized cost	9,467,132	9,037,714
Interest expense	(2,909,028)	(3,525,341)

Net interest income	6,985,721	5,998,512
Fees and commissions income	2,171,705	1,694,016
Fees and commissions expense	(700,930)	(679,977)

Net fees and commissions income	1,470,775	1,014,039
Dividend income	309,211	138,543
Net gain on financial instruments at FVTPL	325,751	421,709
Net gain on financial assets at FVTOCI	32,624	24,138
Net gain arising on financial assets at amortized cost	107,317	44,443
Impairment losses due to credit loss	(536,838)	(784,371)
General and administrative expense	(4,147,411)	(3,956,181)
Other net operating expense	(887,401)	(820,438)

Operating income	3,659,749	2,080,394
Share of gain of joint ventures and associates	62,196	101,077
Other non-operating expense	27,296	(180,220)

Non-operating expense	89,492	(79,143)
Net income before income tax expense	3,749,241	2,001,251
Income tax expense	(941,870)	(486,002)
Net income	2,807,371	1,515,249

Net gain(loss) on valuation of equity securities at FVTOCI	34,069	47,246
Changes in capital due to equity method	(2,607)	(2,065)
Remeasurement gain(loss) related to defined benefit plan	65,067	9,783

Items that will not be reclassified to profit or loss:	96,529	54,964

Net gain on valuation of debt securities at FVTOCI	(184,396)	12,114
Changes in capital due to equity method	4,133	(233)
Net gain(loss) on foreign currency translation of foreign operations	246,808	(153,472)
Net gain(loss) on valuation of cash flow hedge	7,107	4,420

Items that may be reclassified to profit or loss:	73,652	(137,171)
Other comprehensive income (loss), net of tax	170,181	(82,207)
Total comprehensive income	2,977,552	1,433,042

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (CONTINUED)

	2021	2020

	(Korean Won in millions)
Net income attributable to:	2,807,371	1,515,249
Net income attributable to owners	2,587,936	1,307,266
Net income attributable to non-controlling interests	219,435	207,983
Total comprehensive income attributable to:	2,977,552	1,433,042
Comprehensive income attributable to owners	2,745,764	1,233,097
Comprehensive income attributable to non-controlling interests	231,788	199,945
Earnings per share
Basic and diluted earnings per share (Unit: In Korean Won)	3,481	1,742

WOORI FINANCIAL GROUP INC.AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity

	(Korean Won in millions)
January 1, 2020	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332
Total comprehensive income
Net income	—	—	—	—	1,307,266	1,307,266	207,983	1,515,249
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	59,417	—	59,417	(57)	59,360
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	2,664	(2,664)	—	—	—
Changes in capital due to equity method	—	—	—	(2,298)	—	(2,298)	—	(2,298)
Gain on foreign currency translation of foreign operations	—	—	—	(145,376)	—	(145,376)	(8,096)	(153,472)
Gain on valuation of cash flow hedge	—	—	—	4,306	—	4,306	114	4,420
Remeasurement gain related to defined benefit plan	—	—	—	9,782	—	9,782	1	9,783
Transactions with owners
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)	(2,071)	(507,658)
Issuance of hybrid securities	—	897,822	—	—	—	897,822	—	897,822
Dividends to hybrid securities	—	—	—	—	(48,915)	(48,915)	(162,362)	(211,277)
Redemption of hybrid securities	—	—	—	(31,252)	—	(31,252)	(555,744)	(586,996)
Changes in subsidiaries’ capital	—	—	(184)	4,607	(6,350)	(1,927)	45,684	43,757
Changes in non-controlling interests related to business combination	—	—	—	—	—	—	164,823	164,823

December 31, 2020	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845

January 1, 2021	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845
Total comprehensive income
Net income	—	—	—	—	2,587,936	2,587,936	219,435	2,807,371
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	(150,470)	—	(150,470)	143	(150,327)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(2,220)	2,220	—	—	—
Changes in capital due to equity method	—	—	—	2,472	(946)	1,526	—	1,526
Gain on foreign currency translation of foreign operations	—	—	—	234,583	—	234,583	12,225	246,808
Gain on valuation of cash flow hedge	—	—	—	6,938	—	6,938	169	7,107
Capital related to non-current assets held for sale	—	—	—	(947)	947	—	—	—
Remeasurement gain related to defined benefit plan	—	—	—	65,251	—	65,251	(184)	65,067
Transactions with owners
Comprehensive stock exchange	28,965	—	35,197	—	—	64,162	—	64,162
Dividends to common stocks	—	—	—	—	(368,357)	(368,357)	(9,391)	(377,748)
Acquisition of treasury stocks	—	—	—	(3,819)	—	(3,819)	—	(3,819)
Issuance of hybrid securities	—	399,015	—	—	—	399,015	—	399,015
Dividends to hybrid securities	—	—	—	—	(66,250)	(66,250)	(144,923)	(211,173)
Redemption of hybrid securities	—	—	—	(27,365)	—	(27,365)	(549,904)	(577,269)
Changes in subsidiaries’ capital	—	—	9,382	32,445	(31,251)	10,576	(11,296)	(720)
Others	—	—	11,695	22,990	—	34,685	(180,335)	(145,650)

December 31, 2021	3,640,303	2,294,381	682,385	(2,167,614)	21,392,564	25,842,019	3,008,176	28,850,195

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,807,371	1,515,249
Adjustments to net income:
Income tax expense	941,870	486,002
Interest income	(9,894,749)	(9,523,853)
Interest expense	2,909,028	3,525,341
Dividend income	(309,211)	(138,543)

	(6,353,062)	(5,651,053)

Additions of expenses not involving cash outflows:
Loss on valuation of financial instruments at FVTPL	16,869	44,863
Loss on financial assets at FVTOCI	15,812	787
Impairment loss due to credit loss	536,838	784,371
Loss on other provisions	85,690	232,680
Retirement benefit	177,303	174,628
Depreciation and amortization	791,896	535,548
Net gain on foreign currency translation	109,668	191,504
Loss on derivatives (designated for hedge)	93,084	82,746
Loss on fair value hedge	1,947	68,508
Loss on valuation of investments in joint ventures and associates	19,816	24,525
Loss on disposal of investments in joint ventures and associates	174	—
Loss on disposal of premises and equipment, intangible assets and other assets	3,354	2,717
Impairment loss on premises and equipment, intangible assets and other assets	656	8,763

	1,853,107	2,151,640

Deductions of income not involving cash inflows:
Gain on financial assets at FVTOCI	48,436	24,925
Gain on other provisions	1,591	2,450
Gain on derivatives (designated for hedge)	61,271	67,395
Gain on fair value hedge	106,253	9,646
Gain on valuation of investments in joint ventures and associates	82,012	125,602
Gain on disposal of investments in joint ventures and associates	70,834	3,470
Gain on disposal of premises and equipment, intangible assets and other assets	51,083	9,715
Reversal of impairment loss on premises and equipment, intangible assets and other assets	166	172
Profit from bargain purchase	—	67,427
Other income	35,717	20,600

	457,363	331,402

Changes in operating assets and liabilities:
Financial instruments at FVTPL	42,498	(875,076)
Loans and other financial assets at amortized cost	(38,020,109)	(22,763,192)
Other assets	(983,680)	(89,918)
Deposits due to customers	23,830,469	27,378,173
Provisions	(12,278)	(184,112)
Net defined benefit liability	(109,778)	(214,741)
Other financial liabilities	9,456,310	(2,694,701)
Other liabilities	67,802	(8,150)

	(5,728,766)	548,283

Interest income received	9,351,055	9,558,119
Interest expense paid	(3,016,841)	(4,008,001)
Dividends received	309,071	138,562
Income tax paid	(565,539)	(315,422)

	6,077,746	5,373,258

Net cash inflow from operating activities	(1,800,967)	3,605,975

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (CONTINUED)

	2021	2020

	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial instruments at FVTPL	10,361,751	6,605,483
Disposal of financial assets at FVTOCI	21,645,907	20,527,695
Redemption of securities at amortized cost	6,425,062	5,661,472
Disposal of investments in joint ventures and associates	195,758	410,940
Disposal of investment properties	—	353
Disposal of premises and equipment	2,890	22,828
Disposal of intangible assets	846	634
Disposal of assets held for sale	93,756	—
Net increase of other assets	66,305	26,642

	38,792,275	33,256,047

Cash out-flows from investing activities:
Net cash in-flows of business combination	—	313,058
Net cash in-flows from obtaining control	1,638	—
Acquisition of financial instruments at FVTPL	11,840,524	8,082,824
Acquisition of financial assets at FVTOCI	30,522,971	23,044,741
Acquisition of securities at amortized cost	6,435,692	2,380,448
Acquisition of investments in joint ventures and associates	400,172	550,619
Acquisition of investment properties	—	76,588
Acquisition of premises and equipment	119,255	149,341
Acquisition of intangible assets	138,882	114,854

	49,459,134	34,712,473

Net cash outflow from investing activities	(10,666,859)	(1,456,426)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net cash in-flows from hedging activities	6,987	—
Net increase in borrowings	3,199,712	2,033,851
Issuance of debentures	32,674,966	23,082,798
Net increase of other liabilities	3,488	3,971
Issuance of hybrid securities	399,016	897,822
Paid-in capital increase on non-controlling interests	1,623	45,749
Net increase (decrease) in non-controlling equity liabilities	10,685	—

	36,296,477	26,064,191

Cash out-flows from financing activities:
Net cash out-flows from hedging activities	—	5,409
Redemption of debentures	25,781,305	22,168,962
Redemption of lease liabilities	177,593	204,794
New stock issue cost	140	—
Acquisition of treasury stocks	3,757	—
Dividends paid	368,357	505,587
Redemption of hybrid stocks	587,650	598,850
Dividends paid to hybrid securities	211,173	211,277
Dividends paid to non-controlling interest	9,391	2,071
Changes in non-controlling interests	81,410	—

	27,220,776	23,696,950

Net cash inflow from financing activities	9,075,701	2,367,241

Net increase (decrease) in cash and cash equivalents	(3,392,125)	4,516,790
Cash and cash equivalents, beginning of the period	9,990,983	6,392,566
Effects of exchange rate changes on cash and cash equivalents	966,960	(918,373)

Cash and cash equivalents, end of the period	7,565,818	9,990,983

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021 AND 2020

	December 31, 2021	December 31, 2020

	(Korean Won in millions)
ASSETS
Cash and cash equivalents	578,725	69,176
Financial assets at fair value through profit or loss (“FVTPL”)	—	7,247
Financial assets at fair value through other comprehensive income (“FVTOCI”)	146,294	149,614
Loans and other financial assets at amortized cost	633,110	619,117
Investments in subsidiaries	22,144,915	21,562,229
Premises and equipment	7,790	12,538
Intangible assets	5,171	5,282
Net defined benefit asset	1,516	3,509
Current tax assets	856	307
Deferred tax assets	6,454	964
Other assets	151	—

Total assets	23,524,982	22,429,983

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”)	329	—
Debentures	1,367,429	1,147,503
Provisions	394	782
Current tax liabilities	468,305	215,071
Other financial liabilities	22,988	22,085
Other liabilities	548	570

Total liabilities	1,859,993	1,386,011

EQUITY
Capital stock	3,640,303	3,611,338
Hybrid securities	2,294,288	1,895,322
Capital surplus	10,909,281	14,874,084
Other equity	(3,874)	(1,518)
Retained earnings	4,824,991	664,746

Total equity	21,664,989	21,043,972

Total liabilities and equity	23,524,982	22,429,983

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

	(Korean Won in millions)
Interest income	4,236	10,082
Interest expense	(26,481)	(23,035)

Net interest income	(22,245)	(12,953)
Fees and commissions income	1,306	805
Fees and commissions expense	(13,891)	(16,199)

Net fees and commissions loss	(12,585)	(15,394)
Dividend income	692,605	680,375
Net gain(loss) on financial instruments at FVTPL	(7,576)	(920)
Reversal(Provision) of impairment losses due to credit loss	76	116
General and administrative expenses	(59,725)	(56,472)

Operating income	590,550	594,752
Non-operating expense	(305)	(215)
Net income before income tax expense	590,245	594,537
Income tax income(expense)	4,607	781
Net income	594,852	595,318

Net loss on valuation of equity securities at FVTOCI	(2,408)	(280)
Remeasurement gain(loss) related to defined benefit plan	78	(607)

Items that will not be reclassified to profit or loss:	(2,330)	(887)

Other comprehensive loss, net of tax	(2,330)	(887)
Total comprehensive income	592,522	594,431

Earnings per share
Basic and diluted earnings per share (Unit: In Korean Won)	730	757

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity

	(Korean Won in millions)
January 1, 2020	3,611,338	14,874,084	997,544	(631)	623,930	20,106,265
Total comprehensive income
Net income	—	—	—	—	595,318	595,318
Net loss on valuation of equity securities at FVTOCI	—	—	—	(280)	—	(280)
Remeasurement loss related to defined benefit plan	—	—	—	(607)	—	(607)
Transactions with owners
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)
Issuance of hybrid securities	—	—	897,778	—	—	897,778
Dividends to hybrid securities	—	—	—	—	(48,915)	(48,915)

December 31, 2020	3,611,338	14,874,084	1,895,322	(1,518)	664,746	21,043,972

January 1, 2021	3,611,338	14,874,084	1,895,322	(1,518)	664,746	21,043,972
Total comprehensive income
Net income	—	—	—		594,852	594,852
Net loss on valuation of equity securities at FVTOCI	—	—	—	(2,408)	—	(2,408)
Remeasurement gain(loss) related to defined benefit plan	—	—	—	78	—	78
Transactions with owners
Comprehensive stock exchange	28,965	35,197	—	—	—	64,162
Acquisition of treasury stock	—	—	—	(26)	—	(26)
Dividends to common stocks	—	—	—	—	(368,357)	(368,357)
Issuance of hybrid securities	—	—	398,966	—	—	398,966
Dividends to hybrid securities	—	—	—	—	(66,250)	(66,250)
Transfer of capital surplus to retained earnings	—	(4,000,000)	—	—	4,000,000	—

December 31, 2021	3,640,303	10,909,281	2,294,288	(3,874)	4,824,991	21,664,989

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

	(Korean Won in millions)
Cash flows from operating activities:
Net income	594,852	595,318
Adjustments to net income:
Income tax income	(4,607)	(781)
Interest income	(4,236)	(10,082)
Interest expense	26,481	23,035
Dividend income	(692,605)	(680,375)

	(674,967)	(668,203)

Adjustments for expenses not involving cash flows:
Provision(Reversal) of impairment losses due to credit loss	(76)	(116)
Loss(Gain) on valuation of financial instruments at FVTPL	7,576	920
Retirement benefit	2,306	3,499
Depreciation and amortization	5,809	5,449

	15,615	9,752

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(393)	(188)
Other Assets	(151)	—
Net defined benefit liability	(206)	(11,329)
Other financial liabilities	3,113	7,213
Other liabilities	(21)	(3,571)

	2,342	(7,875)

Interest income received	3,946	13,080
Interest expense paid	(25,371)	(22,559)
Dividends received	692,605	680,375
Income tax paid	(795)	(397)

	670,385	670,499

Net cash inflow from operating activities	608,227	599,491

Cash flows from investing activities:
Net decrease(increase) on other investment assets	240,000	730,000
Acquisition of investments in subsidiaries	(518,384)	(1,687,371)
Acquisition of financial assets at FVTOCI	—	(150,000)
Acquisition of premises and equipment	(51)	(3,074)
Acquisition of intangible assets	(1,061)	(3,051)
Increase on guarantee deposits for leases	—	(1,118)

Net cash outflow from investing activities	(279,496)	(1,114,614)

(Continued)

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

	(Korean Won in millions)
Cash flows from financing activities:
Issuance of debentures	219,489	199,556
Issuance of hybrid securities	398,966	897,778
Acquisition of treasury stock	(26)	—
Redemption of lease liabilities	(2,864)	(2,203)
New stock issue cost	(140)	—
Dividends paid to hybrid securities	(66,250)	(48,915)
Dividends paid	(368,357)	(505,587)

Net cash inflow from financing activities	180,818	540,629

Net increase in cash and cash equivalents	509,549	25,506
Cash and cash equivalents, beginning of the period	69,176	43,670

Cash and cash equivalents, end of the period	578,725	69,176

Appendix B. Approval of amendments to the Articles of Incorporation (the “AOI”)

Before Amendment	After Amendment	Reasons for Amendment

Article 60.    (Interim Dividends)

(1)   The Company may pay interim dividends under the KCC and other applicable laws and regulations to the shareholders registered in the shareholders’ registry of the Company as of a certain date determined by the resolution of the Board of Directors only once each fiscal year.

Article 60.    (Interim Dividends)

(1)   The Company may pay interim dividends under the KCC and other applicable laws and regulations to the shareholders registered in the shareholders’ registry of the Company as of June 30.

Clarifying the interim dividend record date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 8, 2022	By:	/s/ Sang-Wook Chun
(Signature)
Name: Sang-Wook Chun
Title: President